# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CG ONCOLOGY, INC., CIK 0001991792
CUSIP: 156944100
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 400 Spectrum Center Drive, Suite 2040, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001493215

## Reporting persons
- RTW Investments, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,984,808; sole dispositive power 0; shared dispositive power 6,984,808; aggregate amount beneficially owned 6,984,808 (8.3% of the class)
- Roderick Wong: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,984,808; sole dispositive power 0; shared dispositive power 6,984,808; aggregate amount beneficially owned 6,984,808 (8.3% of the class)

## Item 1. Issuer
Name of issuer: CG ONCOLOGY, INC.
Address of issuer's principal executive offices: 400 Spectrum Center Drive, Suite 2040, Irvine, CA, 92618.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) RTW Investments, LP ("RTW Investments"), a Delaware limited partnership and the investment adviser to certain funds (the "RTW Funds"), with respect to shares of Common Stock, par value $0.0001 per share (the "Shares") of CG Oncology, Inc. (the "Company") directly held by the RTW Funds; and

(ii) Roderick Wong, M.D. ("Dr. Wong"), the Managing Partner and Chief Investment Officer of RTW Investments, with respect to the Shares directly held by the RTW Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 40 10th Avenue, Floor 7, New York, New York 10014.
Citizenship: RTW Investments is a Delaware limited partnership. Dr. Wong is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5 - 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. The percentages set forth in Row 11 of the cover pages are calculated based upon 84,435,200 Shares outstanding as of February 25, 2026 as reported in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2026.
Percent of class:
RTW Investments: 8.3%
Dr. Wong: 8.3%
Sole power to vote or to direct the vote:
RTW Investments: 0
Dr. Wong: 0
Shared power to vote or to direct the vote:
RTW Investments: 6,984,808 Shares
Dr. Wong: 6,984,808 Shares
Sole power to dispose or to direct the disposition:
RTW Investments: 0
Dr. Wong: 0
Shared power to dispose or to direct the disposition:
RTW Investments: 6,984,808 Shares
Dr. Wong: 6,984,808 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The RTW Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (05/15/2026)
- Roderick Wong: s/ Roderick Wong, M.D., Roderick Wong, M.D. (05/15/2026)